                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)





                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                                (Name of Issuer)





                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   741929 10 3
                                 (CUSIP Number)


                                 Paul Hong, Esq.
                 AIG Global Sports and Entertainment Fund, L.P.
                    AIG Global Emerging Markets Fund, L.L.C.
                             GEM Parallel Fund, L.P.
                         c/o AIG Capital Partners, Inc.
                                175 Water Street
                               New York, NY 10038
                            Tel. No.: (212) 458-2156
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all Exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.

741929 10 3


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AIG GLOBAL SPORTS AND ENTERTAINMENT FUND, L.P.  (I.R.S. NO. 52-2190010)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]

3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      CAYMAN ISLANDS

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,770,004 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.   Percent of Class Represented by Amount in Row (11)

      14.2%

14.   Type of Reporting Person (See Instructions)

      PN

CUSIP No.

741929 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AIG GSEF, L.P. (I.R.S. NO. 98-0210589)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]

3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      CAYMAN ISLANDS

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,770,004 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.   Percent of Class Represented by Amount in Row (11)

      14.2%

14.   Type of Reporting Person (See Instructions)

      PN

CUSIP No.

741929 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AIG GSEF INVESTMENTS, LTD.  (I.R.S. NO. 98-0210590)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]

3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      CAYMAN ISLANDS

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,770,004 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.   Percent of Class Represented by Amount in Row (11)

      14.2%

14.   Type of Reporting Person (See Instructions)

      OO

CUSIP No.

741929 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AIG CAPITAL PARTNERS, INC. (I.R.S. NO. 13-3856440)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]

3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      DELAWARE

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,770,004 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.   Percent of Class Represented by Amount in Row (11)

      14.2%

14.   Type of Reporting Person (See Instructions)

      CO

CUSIP No.

741929 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AIG GLOBAL EMERGING MARKETS FUND, L.L.C.  (I.R.S. NO. 13-3960880)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]


3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      DELAWARE

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      9,739,304 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.   Percent of Class Represented by Amount in Row (11)

      13.0%

14.   Type of Reporting Person (See Instructions)

      OO

CUSIP No.

741929 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      GEM PARALLEL FUND, L.P.  (I.R.S. NO. 52-2159897)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]

3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      DELAWARE

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,030,700 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.   Percent of Class Represented by Amount in Row (11)

      1.6%

14.   Type of Reporting Person (See Instructions)

      PN

CUSIP No.

741929 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AIG CAPITAL MANAGEMENT CORP.  (I.R.S. NO. 13-3776802)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]


3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      DELAWARE

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,770,004 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.   Percent of Class Represented by Amount in Row (11)

      14.2%

14.   Type of Reporting Person (See Instructions)

      CO

CUSIP No.

741929 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AIG ASSET MANAGEMENT SERVICES, INC.  (I.R.S. NO. 13-3805094)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]


3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      DELAWARE

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,770,004 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


13.   Percent of Class Represented by Amount in Row (11)

      14.2%

14.   Type of Reporting Person (See Instructions)

      CO

CUSIP No.

741929 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AIG GLOBAL INVESTMENT GROUP, INC.  (I.R.S. NO. 13-3870953)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]

3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      DELAWARE

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      21,540,008 shares of common stock, par value $0.01 per share


12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13.   Percent of Class Represented by Amount in Row (11)

      24.9%

14.   Type of Reporting Person (See Instructions)

      CO, HC

CUSIP No.

741929 10 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AMERICAN INTERNATIONAL GROUP, INC.  (I.R.S. NO. 13-2592361)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [X]

3.    SEC Use Only

4.    Source of Funds (See Instructions)

      OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization

      DELAWARE

Number          7.  Sole Voting Power
of
Shares              10,770,004 shares of common stock, par value $0.01 per share
Beneficially
Owned           8.  Shared Voting Power
by
Each            9.  Sole Dispositive Power
Reporting
Person              10,770,004 shares of common stock, par value $0.01 per share
With
                10. Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      21,540,008 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.   Percent of Class Represented by Amount in Row (11)

      24.9%

14.   Type of Reporting Person (See Instructions)

      CO, HC

AMENDMENT NO. 1 TO SCHEDULE 13D

Except as otherwise provided herein, this Amendment No. 1 to Schedule 13D (this "Amendment") amends and restates in its entirety the Schedule 13D (the "Initial 13D") of the Filers (as defined below) filed with the Securities and Exchange Commission on January 10, 2003.

ITEM 1. SECURITY AND ISSUER

This Amendment relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1700 Old Meadow Road, McLean, VA 22102.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f):

      This Amendment is being filed on behalf of the following entities (collectively, the "Filers"):

            (i) AIG Global Sports and Entertainment Fund, L.P., a Cayman Islands limited partnership ("AIGGSEF"), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is an investment fund engaged in the business of making proprietary investments;

            (ii) AIG GSEF, L.P., a Cayman Islands limited partnership ("AIGGSEFGP"), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEF;

            (iii) AIG GSEF Investments, Ltd., a Cayman Islands limited company
                  ("AIGGSEFI"), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEFGP;

            (iv) AIG Capital Partners, Inc., a Delaware corporation ("AIGCP"), having its principal office at 175 Water Street, New York, NY 10038, is the sole shareholder of AIGGSEFI and is engaged in the business of originating and managing AIG's international private equity investments in emerging markets;

            (v) AIG Global Emerging Markets Fund, L.L.C., a Delaware limited liability company ("AIGGEM"), having its principal office at 175 Water Street, New York, NY 10038, is an investment fund engaged in the business of making proprietary investments;

            (vi) GEM Parallel Fund, L.P., a Delaware limited partnership ("GEM Parallel"), having its principal office at 175 Water Street, New York, NY 10038, is an investment fund engaged in the business of making proprietary investments;

            (vii) AIG Capital Management Corp., a Delaware corporation
                  ("AIGCMC"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole managing member of AIGGEM and is the sole general partner of GEM Parallel and is engaged in the business of organizing and managing the invested assets of institutional private equity investment funds;

            (viii) AIG Asset Management Services, Inc., a Delaware corporation
                  ("AIGAMS"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGCMC and is a holding company;

            (ix) AIG Global Investment Group, Inc., a Delaware corporation ("AIGGIG"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGCP and AIGAMS and is a holding company; and

            (x) American International Group, Inc., a Delaware corporation ("AIG"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGGIG and is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad.

      Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co, Inc., a Delaware corporation ("Starr"), have the right to vote approximately 12%, 2.3% and 1.8%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, NY 10270.

      The names of the executive officers and directors (collectively, "Covered Persons") of each of AIG, AIGGIG, AIGCP, AIGGSEFI, AIGAMS, AIGCMC, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Annex A to the Initial 13D, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a United States citizen, except for Messrs. Manton and Tse, who are British subjects, Mr. Johnson who is a British national and Mr. Cohen who is a Canadian citizen.

(d) and (e):

      During the last five years, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 31, 2002, pursuant to that certain Stock Purchase Agreement (the "Purchase Agreement") dated as of such date by and among the Issuer, AIGGSEF, AIGGEM, GEM Parallel (AIGGSEF, AIGGEM and GEM Parallel being referred to herein as the "Lead Investors") and Duke Hotels Limited ("Duke," and together with the

Lead Investors, the "Investors"), which Purchase Agreement is filed herewith as
Exhibit 2 and incorporated herein by reference in its entirety, (i) AIGGSEF purchased 206,095 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred"), for $15,458,475.73, (ii) AIGGEM purchased 186,371 shares of Series C Preferred for $13,979,099.60, and
(iii) GEM Parallel purchased 19,723 shares of Series C Preferred for $1,479,376.13.

On April 3, 2003, pursuant to the terms of the Purchase Agreement, (i) AIGGSEF purchased 60,548 additional shares of Series C Preferred for $4,541,524.27, (ii) AIGGEM purchased 54,754 additional shares of Series C Preferred for $4,106,900.40, and (iii) GEM Parallel purchased 5,795 additional shares of Series C Preferred for $434,623.87. As a result of such transactions and the transactions consummated on December 31, 2002 as described above, (x) AIGGSEF currently holds 266,643 shares of Series C Preferred, (y) AIGGEM currently holds 241,125 shares of Series C Preferred, and (z) GEM Parallel currently holds 25,518 shares of Series C Preferred.

Each of AIGGSEF, AIGGEM and GEM Parallel obtained the funds used to purchase their respective shares of Series C Preferred by contributions from their respective members or general and limited partners, as applicable. Each share of Series C Preferred is convertible at any time at the option of the holder thereof into a specified number of shares of Common Stock as determined and subject to adjustment in accordance with the Certificate of Designation in respect of the Series C Preferred filed herewith as Exhibit 3, which is incorporated herein by reference in its entirety (the "Certificate of Designation"). The shares of Series C Preferred held by AIGGSEF are currently convertible into 10,770,004 shares of Common Stock. The shares of Series C Preferred held by AIGGEM are currently convertible into 9,739,304 shares of Common Stock. The shares of Series C Preferred held by GEM Parallel are currently convertible into 1,030,700 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

Each of AIGGSEF, AIGGEM, GEM Parallel Fund acquired the securities reported herein for investment purposes and may, from time to time, depending on such Investor's evaluation of the market for the Common Stock, other opportunities available to it, its financial requirements and other possible future developments, decide to increase or decrease its holdings of the Series C Preferred or the Common Stock into which the Series C Preferred is convertible, including, without limitation, by converting all or any portion of the shares of Series C Preferred into shares of Common Stock in accordance with the terms of the Certificate of Designation. The response to Item 3 hereof is incorporated herein by reference in its entirety.

Pursuant to the terms of the Purchase Agreement, which is incorporated herein by reference in its entirety, the Lead Investors were obligated to purchase, in addition to the shares of Series C Preferred purchased by such Lead Investors on December 31, 2002, up to an aggregate of 121,097 additional shares of Series C Preferred, as subject to adjustment in the event of stock splits and similar events, at one or more Subsequent Closings (as defined in the Purchase Agreement) for an aggregate maximum purchase price of $9,083,048.54 in the event that certain conditions specified in the Purchase Agreement were satisfied, including the satisfaction of one or more of the conditions specified in Section
5.16 of the Purchase Agreement. The maximum number of additional shares of Series C Preferred, as subject to adjustment in the event of stock splits and similar events, that each of AIGGSEF, AIGGEM and GEM Parallel Fund was obligated to purchase was 60,548, 54,754 and 5,795, respectively. The maximum aggregate purchase price payable by each of AIGGSEF, AIGGEM and GEM Parallel Fund for such additional shares was $4,541,524.27, $4,106,900.40 and $434,623.87, respectively. On April 3, 2003, following the satisfaction of the condition specified in Section 5.16(i) of the Purchase Agreement, each of the Lead Investors purchased the maximum number of additional shares of Series C Preferred that such Lead Investor was obligated to purchase pursuant to the terms of the Purchase Agreement for the maximum aggregate purchase price payable by such Lead Investor. Accordingly, all obligations of each of the Lead Investors to purchase shares of Series C Preferred pursuant to the terms of the Purchase Agreement have been fulfilled.

Pursuant to the terms of the Certificate of Designation, the Investors currently have the right, among other rights set forth in the Certificate of Designation, to elect and appoint one director (the "Preferred Director") to the Board of Directors of the Issuer, to approve the authorization or issuance of certain equity securities of the Issuer that are senior to or pari passu with shares of Series C Preferred, to approve any amendment to the organizational documents of the Issuer that would materially and adversely affect the rights of the holders of shares of Series C Preferred and to exercise preemptive rights on a pro rata basis with the other Investors in connection with certain future issuances of securities by the Issuer. In addition, without the majority approval of the Preferred Director and the other non-management directors of the Issuer, voting together as a group, the Issuer may not undertake certain corporate or other actions as specified in the Certificate of Designation. The Investors are also entitled to performance adjustment payments under certain circumstances, which may be paid in cash or by adjusting the conversion ratio applicable to the Series C Preferred in the discretion of the Board of Directors of the Issuer, and weighted average anti-dilution protection in the event of certain dilutive issuances by the Issuer, which may result in additional adjustments to the conversion ratio applicable to the Series C Preferred. Although the extent to which the conversion ratio may be increased is limited due to a floor on the Effective Conversion Price (as defined in the Certificate of Designation), the foregoing rights may be deemed to impede the acquisition of control of the Issuer by a third-party.

The Investors have exercised the right to appoint and elect one director and have appointed and elected Mr. Paul G. Pizzani as a director of the Issuer. As a result, the size of the Board of Directors of the Issuer has been increased to eight directors. So long as the Investors continue to hold such right in accordance with the terms of the Certificate of Designation, it is anticipated that such right will continue to be exercised by the Investors in the future.

As a result of the transactions contemplated by the Purchase Agreement, the capitalization of the Issuer has changed and is subject to further change upon any mandatory or optional conversion of all or any portion of the issued and outstanding shares of Series C Preferred into shares of Common Stock in accordance with the terms and provisions of the Certificate of Designation.

Pursuant to that certain Registration Rights Agreement (the "Registration Rights Agreement"), filed herewith as Exhibit 4 and incorporated herein by reference in its entirety, by and among the Issuer and each of the Investors, each of the Investors has been granted certain demand and "piggyback" registration rights entitling such Investors, subject to the limitations set forth therein, to have their respective Registrable Securities (as defined therein) registered under the Securities Act of 1933, as amended. Upon the exercise of such rights, the Investors may dispose of Common Stock of the Issuer received upon conversion of shares of Series C Preferred.

The foregoing summary of certain provision of the Certificate of Designation, the Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such documents as filed herewith as Exhibits.

Except as contemplated by the Certificate of Designation, the Purchase Agreement and the Registration Rights Agreement or as otherwise set forth in this Item 4, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has any present plans or proposals which relate to or would result in:

            (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (iii) a sale or transfer of a material amount of assets of the
                  Issuer or any of its subsidiaries;

            (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

            (v) any material change in the present capitalization or dividend policy of the Issuer;

            (vi) any other material change in the Issuer's business or corporate structure;

            (vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (viii) causing a class of securities of the Issuer to cease to be quoted on The Nasdaq Stock Market, Inc.

            (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (x)   any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b):

      The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment.

      Such information is based upon 65,081,097 shares of Common Stock issued and outstanding as of February 28, 2003 as reported by the Issuer in its Annual Report on Form 10-K for the period ended December 31, 2002 as
      filed     with    the Securities and      Exchange Commission on March
      31, 2003.

(c):

      Other than the transactions contemplated by the Purchase Agreement and described in response to Item 4 hereof, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has effected any transactions in the Common Stock or the Series C Preferred during the past sixty days.

(d) and (e):

      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The only contracts, arrangements, understandings or relationships that currently exist between any of the Filers or any of the Covered Persons and any other person with respect to securities of the Issuer are the Purchase Agreement and the Registration Rights Agreement, each of which is filed herewith as an Exhibit and is incorporated herein in its entirety by reference. Except as otherwise set forth in this Amendment and the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships between any of the Filers or any of the Covered Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement by and among the Filers as required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 99.1 to the Filers'
      Schedule 13D, as filed with the Securities and Exchange Commission on January 10, 2003).

2. Stock Purchase Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit
      99.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

3. Certificate of Designation in respect of the Series C Preferred (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

4. Registration Rights Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit
      99.2 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2003                    AIG GLOBAL SPORTS AND
                                        ENTERTAINMENT FUND, L.P.

                                        By: AIG GSEF, L.P.
                                            Its general partner

                                            By: AIG GSEF Investments,
                                                Ltd.,
                                                its general partner

                                        By:     /s/ Peter Yu
                                            ---------------------------
                                            Name: Peter Yu
                                            Title: Director

Date: April 24, 2003                    AIG GSEF, L.P.

                                        By: AIG GSEF Investments, Ltd.,
                                            its general partner

                                        By:     /s/ Peter Yu
                                            ---------------------------
                                            Name: Peter Yu
                                            Title: Director

Date: April 24, 2003                    AIG GSEF INVESTMENTS, LTD.

                                        By:     /s/ Peter Yu
                                            ---------------------------
                                            Name: Peter Yu
                                            Title: Director

Date: April 24, 2003                    AIG CAPITAL PARTNERS, INC.

                                        By:     /s/ Peter Yu
                                            ---------------------------
                                            Name: Peter Yu
                                            Title: President

Date: April 24, 2003                    AIG GLOBAL EMERGING MARKETS FUND, L.L.C.

                                        By: AIG Capital Management
                                            Corp.,
                                              its managing member

                                        By:     /s/ Peter Yu
                                            ---------------------------
                                            Name: Peter Yu
                                            Title: Managing Director and
                                                   Vice President

Date: April 24, 2003                    GEM PARALLEL FUND, L.P.

                                        By: AIG Capital Management
                                            Corp.,
                                              its general partner

                                        By:     /s/ Peter Yu
                                            ---------------------------
                                            Name: Peter Yu
                                            Title: Managing Director

Date: April 24, 2003                    AIG CAPITAL MANAGEMENT CORP.

                                        By:     /s/ Peter Yu
                                            ---------------------------
                                            Name: Peter Yu
                                            Title: Managing Director

Date: April 24, 2003                    AIG ASSET MANAGEMENT SERVICES, INC.

                                        By:     /s/ Win J. Neuger
                                            ---------------------------
                                            Name: Win J. Neuger
                                            Title: Director & President

Date: April 24, 2003                    AIG GLOBAL INVESTMENT GROUP, INC.

                                        By:     /s/ Win J. Neuger
                                            ---------------------------
                                            Name: Win J. Neuger
                                            Title: Chairman & Chief Executive
                                                   Officer


Date: April 24, 2003                    AMERICAN INTERNATIONAL GROUP, INC.

                                        By:     /s/ Win J. Neuger
                                            ---------------------------
                                            Name: Win J. Neuger
                                            Title: Executive Vice President &
                                                   Chief Investment Officer

                                  EXHIBIT INDEX

Exhibit No        Description
----------        -----------
99.1              Joint Filing Agreement by and among the Filers as required by
                  Rule 13d-1(k)(1) (incorporated by reference to Exhibit 99.1 to the Filers' Schedule 13D, as filed with the Securities and
                  Exchange Commission on January 10, 2003).

99.2 Stock Purchase Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

99.3              Certificate of Designation in respect of the Series C
                  Preferred (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

99.4 Registration Rights Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors
                  (incorporated by reference to Exhibit 99.2 to the Issuer's
                  Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).